Exhibit 3(ii)
WASHINGTON GAS LIGHT COMPANY
BYLAW AMENDMENT RE ANNUAL MEETING DATE
     RESOLVED, That Article I, Section 1, of the Bylaws of Washington Gas Light Company shall be amended to provide as follows:
ARTICLE I
Stockholders.
     SECTION 1. Annual Meeting. The annual meeting of stockholders of Washington Gas Light Company (the Company) shall be held on the first Wednesday in the month of March in each year, at 10:00 a.m., at the National Press Club, Washington, D.C., for the purpose of electing directors and for the transaction of such other business as properly may come before such meeting. If the day fixed for the annual meeting shall be a legal holiday in the District of Columbia, such meeting shall be held on the next succeeding business day.